FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
athe Securities Exchange Act of 1934

For period ending March 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

GlaxoSmithKline Performance Share Plan
Sale of shares to meet tax liabilities

The table below sets out changes in the interests of a Director's Connected Person in the American Depositary Shares ('ADS') of GlaxoSmithKline plc arising from the withholding of ADS at a fair market value price of $47.82 per ADS on 5 March 2015 to meet tax liabilities following the vesting of an award granted in 2012 under the GlaxoSmithKline 2009 Performance Share Plan (PSP).

Name of Director	Name of Connected Person	Number of ADSs withheld to meet tax liabilities following the vesting of a PSP award
Dr M Slaoui	Mrs K Slaoui	266

The Company and the above individual were advised of this transaction on 9 March 2015.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

V A Whyte
Company Secretary

9 March 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 09, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc